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As filed with the Securities and Exchange Commission on June 28, 2005.

Registration No. 333-122410

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A
(Post-Effective Amendment No. 1)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WITNESS SYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Delaware (State of Incorporation)	23-2518693 (I.R.S. Employer Identification Number)
300 Colonial Center Parkway Roswell, GA 30076 (770) 754-1900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Loren Wimpfheimer
Senior Vice President
Witness Systems, Inc.
300 Colonial Center Parkway
Roswell, GA 30076
(770) 754-1900
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:

Jeffrey L. Schulte, Esq.
Morris, Manning & Martin, L.L.P.
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 233-7000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

        If the only securities being registered in this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	2,100,000	$17.00	$35,700,000.00	$4,202(3)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share of common stock as reported on the NASDAQ Stock Market on January 28, 2005.

(2)
In the event of a stock split, stock dividend or similar transaction involving the registrant's common stock, the number of shares of such securities registered shall automatically increase to cover the additional shares in accordance with Rule 416 under the Securities Act.

(3)
Previously paid.

Prospectus

Witness Systems, Inc.

2,100,000 Shares of Common Stock

        The selling stockholders identified in this prospectus may sell up to 2,100,000 shares of common stock of Witness Systems, Inc. The selling stockholders acquired these securities on or after January 24, 2005 in connection with the consummation of our acquisition of Blue Pumpkin Software, Inc. We have agreed to register for resale the securities pursuant to the Merger Agreement and Plan of Reorganization by and among Witness Systems, Inc., Baron Acquisition Corporation, Blue Pumpkin Software Inc. and, solely with respect to Article VIII and Article IX, Laurence R. Hootnick as the Shareholder Agent and The U.S. Stock Transfer Corporation as Depository Agent, dated December 16, 2004.

        The selling stockholders identified in this prospectus, or their pledges, donees, transferees or other successors-in-interest may sell the securities from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled "Plan of Distribution", at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders.

        The selling stockholders will receive all of the net proceeds from the sales of the securities. These stockholders will pay all selling commissions, if any, applicable to the sale of the securities. Witness Systems will not receive any proceeds from the sale of the securities.

        RBC Capital Markets Corporation, and C. E. Unterberg, Towbin LLC, selling stockholders, are each a registered broker-dealer, and thus are each deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. When a selling stockholder is deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, any profit on the sale of the securities by the selling stockholder and any commissions or discounts received by that broker-dealer may be deemed to be underwriting compensation under the Securities Act.

        You should read this prospectus and any supplements carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors," beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

        Our common stock is listed on the NASDAQ Stock Market under the symbol "WITS." The closing price of our common stock as reported on the NASDAQ Stock Market on June 27, 2005 was $18.17.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS JUNE 28, 2005

        The information contained in this prospectus is not complete and may be changed. You should only rely on the information provided in this prospectus or incorporated by reference herein or in any supplement to this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, regardless of the time of delivery of this prospectus or any sale of common stock.

        In this prospectus, unless the context requires otherwise, references to "Witness Systems," "we," "us" and "our" mean Witness Systems, Inc. and its subsidiaries.

        "eQuality" and the Witness logo are trademarks of Witness Systems, Inc. in the United States and other countries. All other trademarks mentioned in this document are the property of their respective owners.

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ABOUT THIS PROSPECTUS

        You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

ACQUISITION OF BLUE PUMPKIN SOFTWARE

        On January 24, 2005, our previously announced acquisition of Blue Pumpkin Software, Inc., a California corporation, was consummated. Pursuant to the Merger Agreement and Plan of Reorganization, dated December 16, 2004, by and among Witness Systems, Blue Pumpkin, Baron Acquisition Corporation, a California corporation and our wholly-owned subsidiary, and solely with respect to Article VIII and Article IX, Laurence R. Hootnick as shareholder agent and The U.S. Stock Transfer Corporation as Depository Agent (the "Merger Agreement"), Baron Acquisition Corporation merged with and into Blue Pumpkin, with Blue Pumpkin surviving the merger as our wholly-owned subsidiary (the "Merger"). Pursuant to the Merger Agreement, we paid an aggregate of $40 million in cash and issued an aggregate of 2.1 million shares of Witness common stock to the former shareholders and certain persons who were executives or employees of Blue Pumpkin at the time of the Merger. Ten percent (10%) of the aggregate merger consideration will be held in escrow until January 24, 2006, one (1) year after the closing date of the Merger. The escrow period may be extended in the event that there are pending claims that are brought against the escrow fund within such one (1) year period. The escrow fund is available to compensate us, subject to certain limitations, for losses resulting from, among other things, breaches of representations, warranties or covenants in the Merger Agreement and certain pending and potential claims and other matters specified in the Merger Agreement.

THE COMPANY

        We develop and market workforce optimization software and services, including quality monitoring, compliance, high-volume and internet protocol (IP) telephony recording solutions, as well as workforce management, actionable learning and performance analysis applications for customer contact centers. In addition to serving the contact center market, our solutions are deployed in the IP telephony and back office environments of Global 2000 and small- and medium-sized businesses (SMBs) worldwide. Our software enables organizations to optimize their people, processes and technology throughout the enterprise and along the complete contact center workforce continuum. We are the global leader in recording systems software and services—for the contact center market. Our customers benefit from an integrated business consulting, implementation and training methodology that provides services to support a rapid deployment, enabling them to drive revenue, reduce operational costs, and achieve greater customer retention and loyalty.

        Our eQuality® software suite is designed to enable customer contact centers within a company to capture, evaluate and analyze complete customer interactions through multiple media, identify performance gaps and then apply targeted electronic learning for continuous performance improvement. The eQuality software records a customer sales/service representative's ("CSR"s) voice interactions with a customer as well as the CSR's corresponding computer desktop activities, such as data entry, screen navigation and data retrieval. By capturing both voice and computer desktop activity and synchronizing them during replay, a company can observe and analyze complete customer interactions as they actually occurred. Supporting the need for Web-based customer interactions driven by the growth of the Internet and e-commerce, the eQuality software suite also enables companies to capture, evaluate and analyze e-mail, Web interactions and guided browser sessions. In addition, the eQuality software suite allows companies to selectively capture, evaluate and analyze customer interactions on any of these mediums based on business criteria that they define, such as key customers, important marketing campaigns and new product introductions. Our suite of integrated software applications and services allows organizations to build a performance optimization process by capturing customer interactions across all channels, evaluate and analyze the contacts and employee performance and then, based on the results, deliver relevant learning to an organization's workforce to enhance performance.

        We provide our solutions to an extensive base of large companies with multiple contact centers including Accor, American Airlines, AT&T, British Telecom, Cable & Wireless, Centrica, Compaq Computer, Continental Airlines, Federal Express, The Hartford Financial Services Group, Hertz, HSBC, Lloyds TSB, Pitney Bowes, Royal & SunAlliance, Starwood Hotels & Resorts Worldwide, Target, Telstra, Verizon, Visa, Volkswagen, Wells Fargo Bank and Xerox. In addition, our indirect sales channel is strategically focused on mid-sized companies with generally only one contact center. During the first quarter of 2005, we installed an additional 117 customer sites and, with the inclusion of Blue Pumpkin, we ended the quarter with 3,846 installed customer sites as of March 31, 2005 versus approximately 2,444 at March 31, 2004.

        Since our inception in 1988, we have incurred substantial costs to develop our technology and products; market, sell and service these products; recruit and train personnel; and build a corporate infrastructure. As a result, we have incurred significant losses since our inception and, as of March 31, 2005, we had an accumulated deficit of approximately $48.4 million. We believe our success depends on the continued development and acceptance of our products and services, the growth of our customer base and the overall growth in the customer relationship management market. Corporate spending for information technology ("IT") and customer relationship management ("CRM") applications decreased in 2002 and remained relatively flat in 2003, as compared to prior years. While the economic environment remains challenging, there were indications of an improving economic outlook and IT spending showed signs of improvement beginning in the latter part of 2003. As a result, we experienced revenue growth throughout 2004 and have forecasted additional revenue growth for 2005.

        Our principal executive offices are located at 300 Colonial Center Parkway, Roswell, Georgia 30076. Our telephone number is (770) 754-1900.

RISK FACTORS

        Investing in our common stock involves many risks, some of which are described below. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus before purchasing our common stock. Any of the following material risks may harm our business and operating results and may result in a loss of all or part of your investment. Further, the potential for the occurrence of unforeseen risks is inherent in an investment in our common stock.

Because our products have a long sales cycle, it is difficult to plan our expenses and forecast our results; and our operating results may fail to meet investor expectations, which may adversely affect our stock price.

        It typically takes three to nine months from the time we qualify a sales lead until we sign a sales contract with the customer. As a result, it is difficult for us to predict the quarter in which a particular sale will occur. If our sales cycle unexpectedly lengthens for one or more large orders or a significant number of small orders, it would delay the timing of our revenue, but not the timing of most of our corresponding expenses. Lengthening of our sales cycle could also increase the total cost of a sale due to additional employee time and costs associated with the sale. Material changes in our sales cycle could cause our quarterly revenue or operating results to be below the expectations of investors, and the price of our common stock could fall substantially.

        Our customers' decision process regarding their purchase of our products and services is relatively long due to several factors, including:

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  the complex nature of our products, requiring our need to educate potential customers about the uses and benefits of our products;

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  competition for the corporate resources necessary to finance the purchase and implementation of our products;

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  customers' budgeting and purchasing cycles;

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  the extent of customers' evaluation and internal approval process often required before purchasing our products and services; and

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  delayed purchases due to announcements of new products or enhancements by our competitors or us.

If our products and services are not used and accepted by existing and prospective customers, our business and results of operations will be adversely affected.

        The market for workforce optimization software, including software that records and analyzes customer interactions and that forecasts and schedules employees, is still developing. Our success depends on the use and acceptance of our software and services by existing and prospective customers. In addition, demand for our software remains uncertain because our existing and potential customers may:

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  not understand the benefits of using workforce optimization software generally or, more specifically, software which records and analyzes the interactions between a business and its customers or which optimizes the forecasting and scheduling of employees;

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  not achieve favorable results using our software;

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  experience technical difficulty in implementing our software;

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  use alternative methods such as online self-help to solve the same business problems our software is intended to address; or

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  close contact centers.

If we experience losses from operations in the future, the market price of our common stock may be materially and adversely affected.

        With the exception of 2004 and the first half of 2002, we have historically experienced quarterly losses from operations. We will need to generate sufficient revenue to achieve sustained profitability and avoid incurring losses again in the future. As a result of our prior operating losses, we had an accumulated deficit of $48.4 million as of March 31, 2005.

Our quarterly results are difficult to predict and adverse fluctuations in operating results could cause our stock price to fall.

        Our quarterly revenue and operating results are difficult to predict and could fluctuate significantly from period to period. In particular, we typically derive a significant portion of our software product revenue in each quarter from a small number of relatively large orders. The delay or failure to close anticipated sales in a particular quarter could reduce our revenue in that quarter and subsequent quarters over which revenue for the sale could be recognized. In addition, because our revenue from installation and training services largely correlates with our product revenue, a decline in product revenue could also cause a decline in our professional services revenue in the same quarter or in subsequent quarters. Our quarterly revenue is difficult to forecast for several reasons, including the following:

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  changes in demand for our products and services;

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  a failure by us to develop, market and manage new software, software enhancements and services that our customers require in a timely manner;

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  lengthening of our customers' budgeting and purchasing cycles;

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  timing of any acquisitions and related costs;

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  delays in installations of our software;

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  varying sales and implementation cycles for our products and services from customer to customer;

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  the tendency of customers to delay software purchases until the end of the fiscal quarter;

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  the failure of our customers to renew their maintenance service agreements;

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  the timing of hiring new services employees and the rate at which these employees become productive; and

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  the development and performance of our distribution channels.

        As a result of these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance, and you should not rely on them to predict our future performance or the performance of our stock price. If our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock would likely decline.

We may be unable to manage and expand our international operations, which may adversely affect our business and operating results.

        We derived $68.1 million, $48.2 million and $17.1 million in 2004, 2003 and 2002, respectively, from customers outside the United States, principally in the United Kingdom, Canada, Australia, India, Japan and China. During 2003, we completed the purchase of Eyretel plc and significantly expanded our operations outside of North America. Our operations outside of the United States at December 31, 2004, consisted of approximately 180 dedicated employees located in Australia, Brazil, Canada, China,

Germany, India, Japan, Malaysia, Mexico, the Netherlands, Singapore, South Africa and the United Kingdom. We have also established relationships with a number of international resellers.

        With our acquisition of Blue Pumpkin Software in January 2005, which also has sales outside of North America, we have expanded our international operations, and we intend to continue to expand our international operations through additional acquisitions, internal business expansion and strategic business relationships. These efforts require significant management attention and financial resources. We may not be able to successfully penetrate international markets or, if we do, we may not be able to grow or to maintain adequate profit margins in these markets. Because of the complex nature of our international expansion, it may adversely affect our business and operating results. International expansion and sales are subject to many risks, including the following:

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  limited development of an international market for our software and services;

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  expanding and training our international sales force and support operations;

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  higher costs of employment in certain international geographies;

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  difficulties in producing localized versions of our products;

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  political and economic instability;

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  potentially adverse tax consequences of operating in foreign countries;

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  import and export restrictions and tariffs;

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  longer payment cycles and difficulties in collecting accounts receivable;

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  currency fluctuations;

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  cultural differences which may affect workforce performance and sales processes;

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  difficulties and expenses associated with complying with a variety of foreign laws; and

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  unexpected changes in regulatory requirements.

        As we further expand our operations outside the United States, we will also face new competitors and competitive environments. In addition to the risks associated with our domestic competitors, foreign competitors may pose an even greater risk, because they may possess a better understanding of their local markets and have better working relationships with local infrastructure providers and others. In particular, because telephone protocols and standards are unique to each country, local competitors will have more experience with, and may have a competitive advantage in, these markets. We may not be able to obtain similar levels of knowledge, which could place us at a significant competitive disadvantage. In addition, we have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally.

If we are unable to maintain a productive direct sales force, our business and operating results could be materially adversely affected.

        We believe that our future success will depend on maintaining a productive direct sales force. Historically, it has taken us up to six months to train new sales personnel before they reach an acceptable level of productivity. We have also experienced difficulty in recruiting sales personnel with experience in computer and telephone integration technologies. We cannot assure you that we will be able to continue to manage turnover and hire new sales personnel to meet our needs. If the personnel we hire are less qualified than we expect, it may take us more time to train them before they reach an acceptable level of productivity, which could increase our costs and impact our revenue.

If we are unable to expand the distribution of our products through indirect sales channels, our business and operating results could be materially adversely affected.

        Our strategy is to continue to increase the proportion of customers served through indirect sales channels, such as select resellers and a variety of strategic marketing alliances. Product revenue from our indirect sales channel represented approximately 32% and 31% of total product revenue in 2004 and 2003. We expect revenue from our indirect sales channel and, accordingly, our dependence on distribution partners, to increase as we establish relationships with companies to resell our software worldwide. In connection with our acquisition of Blue Pumpkin, we acquired several reseller relationships with provisions that grant the exclusive rights to market some of our products. If we are not successful in removing these contractual provisions, our ability to grow in the affected geographies, including the United Kingdom, may be limited. We cannot assure you that we will be able to maintain productive relationships with our current partners, or that we will be able to establish similar relationships with additional resellers on a timely basis, if at all.

        Some resellers with which we do business have similar, and often more established, relationships with our competitors, and may recommend the products and services of our competitors to customers instead of our software and services. We cannot provide assurance that these distribution partners will devote adequate resources to selling our software and services or that our resellers may not learn about our products and the market for our software and services and develop and sell competing products and services. As a result, our relationships with resellers could lead to increased competition for us.

Intense competition in our business could adversely affect our revenue, profitability and market share.

        The market for products that record customer interactions, forecast and schedule employees, analyze performance and/or provide electronic learning is intensely competitive, evolving and is subject to rapid changes in technology. We believe our principal competitors include, but are not limited to:

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  quality monitoring suppliers to the contact center industry;

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  traditional call-logging vendors;

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  workforce management, forecasting and scheduling vendors to the call center industry;

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  electronic learning vendors;

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  business analytics vendors;

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  large telecom solution providers;

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  systems integrators and consulting firms; and

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  new, larger and more established entities that may acquire, invest in or form joint ventures with providers of recording or performance enhancing software solutions.

        Many of our current and potential competitors have longer operating histories, more established business relationships, larger customer bases, a broader range of products and services, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than we do. As a result, our current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, take better advantage of acquisitions and other opportunities, devote greater resources to marketing and selling their products and services and adopt more aggressive pricing policies. We cannot assure you that our current or potential competitors will not develop products comparable or superior in terms of price and performance features to those developed by us.

        In addition, many of our competitors market their products through resellers and companies that integrate their technology and products with those of the competitor. These resellers and technology partners often have strong business relationships with our customers and potential customers. For example, some of our competitors have better and more long standing relationships than we do with telephone switch vendors. Our competitors may use these business relationships to market and sell their products and compete for potential customers. It is also possible that resellers or technology partners may acquire or be acquired by one or more of our competitors, which would further solidify their business relationships.

        We expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced. Increased competition may result in price reductions, lower gross margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations.

Our heavy reliance on sales of our eQuality Balance and eQuality ContactStore products exposes us to risks of obsolescence due to changes in competitive product offerings.

        We have derived a substantial portion of our product revenues from sales of our eQuality Balance and eQuality ContactStore software. We expect revenue from these products to continue to account for most of our revenue for the foreseeable future. As a result, any factors affecting the markets for these products could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to our products in performance or price, demand for our products may decline. A decline in demand for our products as a result of competition, technological change or other factors would reduce our total revenues and harm our ability to maintain profitability.

If we fail to develop new software or improve our existing software, we may not be able to remain competitive.

        The markets for our products are characterized by rapidly changing technology, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to continue to advance our technology. We have also found that the technological life cycles of our products are difficult to estimate, partially because of changing demands of our customers. We believe that our future success will depend on our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to our product suites, we cannot assure you that these enhancements will be completed on a timely basis or gain customer acceptance. In addition, failure to develop new software or improve existing software products may impact our ability to maintain our maintenance renewal rate which could have a material impact on our revenue.

If our software development activities in the Asia-Pacific region are not successful, we may not be able to meet our development schedules.

        During 2004, we expanded our software development capabilities in the Asia-Pacific region in order to optimize available research and development resources and better meet development timeframes. We have limited experience with remote software development activities. Accordingly, there are a number of risks associated with this activity, including:

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  delays or product errors due to miscommunication between our local development organization and the remote development personnel affected by time, distance and language differences;

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  scheduling delays due to lengthy ramp-up time for our new development personnel;

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  products produced in the Asia-Pacific region that fail to meet our quality requirements;

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  high voluntary personnel turnover; and

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  foreign employment and labor laws with which we are not familiar.

        Our inability to meet development schedules because of our reliance on developers in the Asia-Pacific region may affect our ability to enhance our current product line or introduce new products, which would have a material adverse affect on our financial results and could harm our reputation. The loss of key development personnel could have a material adverse effect on our product development process and adversely affect future product revenues.

Our liability to customers may be substantial if our products fail to perform properly.

        Our software is used in a complex operating environment that requires its integration with computer and telephone networks and other business software applications. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts that would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases, large deductibles or co-insurance requirements on us, our business and results of operations could be adversely affected.

Our software may contain undetected errors or "bugs," resulting in harm to our reputation and operating results.

        Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released. We cannot assure you, despite testing by us and by current and prospective customers, that errors will not be found in new products or product enhancements after commercial release. Any errors found may cause substantial harm to our reputation and result in additional unplanned expenses to remedy any defects as well as a loss in revenue.

If our advanced compliance recording applications fail to record 100% of our customers' interactions, we may be subject to liability and our reputation may be harmed.

        Through our acquisition of Eyretel, we have extended our product line to include advanced compliance recording applications and related services. Many of our Eyretel customers use these applications to record and store interactions with customers to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications. These customers rely on our applications to record, store and retrieve voice data in a timely, reliable and efficient manner. If our applications fail to record 100% of our customers' interactions or our customers are unable to retrieve the recordings when necessary, we may be subject to liability and our reputation may be harmed.

If we are unable to maintain the security of our systems, our business, financial condition and operating results could be harmed.

        The occurrence or perception of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform support or maintenance functions for our customers. While we have internal policies and procedures for employees performing these functions, the perception that we have improperly handled sensitive, confidential information could have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. If personal information is received or used from sources outside the U.S., we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, while we implement sophisticated security measures, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Fluctuations in foreign currency exchange rates could affect our financial results.

        We may experience gains and losses resulting from fluctuations in currency exchange rates. Moreover, in locations where we price our products in U.S. dollars, our sales could be affected adversely by declines in foreign currencies relative to the dollar, thereby making our products more expensive in local currencies. In locations where we sell our products in local currencies, we could be competitively unable to increase our prices to reflect fluctuations in exchange rates. We cannot predict the impact that future exchange rate fluctuations may have on our results.

Certain provisions in agreements that we have entered into may expose us to liability for breach that is not limited in amount by the terms of the contract.

        Certain contract provisions, principally confidentiality and indemnification obligations in certain of our license agreements, could expose us to risks of loss that, in some cases, are not limited by contract to a specified maximum amount. If we fail to perform to the standards required by these contracts, we could be subject to additional liability and our business, financial condition and results of operations could be materially and adversely affected. There have been no material losses to date as a result of any such contractual provisions.

If we fail to protect our intellectual property, third parties may use our technology for their own benefit.

        Our success and ability to compete depends to a significant degree upon our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties to establish and protect our proprietary rights. These measures may not be sufficient to protect our proprietary rights, and we cannot be certain that third parties will not misappropriate our technology and use it for their own benefit. Also, most of these protections do not preclude our competitors from independently developing products with functionality or features substantially equivalent or superior to our software. Any infringement of our proprietary rights could negatively impact our future operating results.

        As of December 31, 2004, we had seven registered trademarks, one trademark application pending in the U.S., five U.S. and three international patents, and 15 patent applications pending in the U.S. and five patent applications pending internationally. There is no guarantee that our pending applications will result in issued trademarks or patents or, if issued, that they will provide us with any competitive advantage. We cannot assure you that we will file further patent or trademark applications, that any future applications will be approved, that any existing or future patents, trademarks or copyrights will adequately protect our intellectual property or that any existing or future patents, trademarks or copyrights will not be challenged by third parties.

        We are aware of certain uses, U.S. trademark registrations, and U.S. trademark applications for our "eQuality" trademark and its variations that predate our use, and the April 2002 issuance of the U.S. registration for our trademark eQuality®. It is possible that an owner of legal rights resulting from prior use, registrations, or applications will bring legal action to challenge our registration of and/or our use of the trademark eQuality®, and may also seek compensation for damages resulting from our use this trademark. As a result, we cannot assure you that our registration of this trademark will be undisturbed, or that this use will not result in liability for trademark infringement, trademark dilution, and/or unfair competition.

        Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, policing the unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could negatively impact our future operating results.

Claims by other companies that our software infringes their intellectual property could require us to incur substantial costs or prevent us from selling our software or services.

        It is possible that third parties will claim that we have infringed their current or future products. We expect that we and other participants in our industry will be increasingly subject to infringement claims as the number of competitors and products grows. Any claims, with or without merit, which is generally uninsurable could be time-consuming, result in costly litigation, require us to reengineer or redevelop our software, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could negatively impact our operating results. Any efforts to reengineer our software or obtain licenses from third parties may not be successful, could be extremely costly and would likely divert valuable management and product development resources. For example, depending on the outcome of lawsuits involving Knowlagent and NICE (as described in Note 14, "Legal Proceedings," of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004), we may be required to enter into royalty and licensing agreements on unfavorable terms, to stop selling or redesign our products at issue, or to pay damages or satisfy indemnification commitments with our customers.

        In addition, we cannot assure you that legal action claiming patent infringement will not be commenced against us, or that we would prevail in litigation given the complex technical issues and inherent uncertainties in patent litigation. In addition, users of our software may become subject to claims if our software is alleged to infringe the intellectual property of others. These software users could attempt to hold us responsible for these claims and any resulting harm they suffer. If a patent claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, we may be prevented from distributing our software or required to incur significant expense and delay in developing non-infringing software. Such a result would have a material adverse effect on our business, financial condition and results of operations.

As a result of our acquisition of Blue Pumpkin, we are subject to pending patent and employment lawsuits, which, if determined adversely to us, may cause our business to suffer.

        In January 2001, IEX Corporation filed a lawsuit against Blue Pumpkin in the United States District Court for the Eastern District of Texas, Sherman Division, alleging that Blue Pumpkin infringed IEX Corporation's ("IEX") U.S. Patent No. 6,044,355 (the "355 Patent") by making and selling certain workforce management and call routing software products, including Blue Pumpkin's Prime Time Skills and Prime Time Enterprise products. IEX is seeking to recover actual damages, an award of treble damages pursuant to 35 U.S.C. § 284, and an award of prejudgment interest, costs, and attorney's fees. IEX is also seeking an injunction against Blue Pumpkin's making or selling the products that IEX claims infringe its "355 Patent." On October 10, 2003, the District Court granted Blue Pumpkin summary judgment of non-infringement. That day, the District Court dismissed the remainder of the case. IEX appealed the District Court's summary judgment ruling to the Court of Appeals for the Federal Circuit. On February 2, 2005, the Federal Circuit reversed-in-part the district court's summary judgment ruling and remanded the action to the district court for further proceedings consistent with the Federal Circuit's analysis. Blue Pumpkin is not yet on a schedule before the district court. We are unable to assess the impact, if any, on our financial position, results of operations or cash flows.

        Regardless of the merit of these claims, they can be time-consuming and costly. While we currently believe that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position and results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the remote possibility of a material adverse impact on our net income. Our estimate of the potential impact from these legal proceedings on our financial position or results of operations could change in the future.

If we are unable to maintain the compatibility of our software with certain other products and technologies, our future business would be adversely affected.

        Our software must integrate with software and hardware solutions provided by a number of our existing and potential competitors. For example, our products must integrate with phone switches made by the telephone switch vendors and computer telephony software applications offered by other software providers. These competitors or their business partners could alter their products so that our software no longer integrates well with them, or they could delay or deny our access to software releases that allow us to timely adapt our software to integrate with their products. If we cannot adapt our software to changes in necessary technology, it may significantly impair our ability to compete effectively, particularly if our software must integrate with the software and hardware solutions of our competitors.

If our professional services employees do not provide installation services effectively and efficiently, our customers may not use our installation services or may stop using our software.

        Our customers ordinarily purchase installation, training and maintenance services together with our products. The functionality of our products is not dependent on our installation and training services. We generate a material part of our revenues from these services. We believe that the speed and quality of installation services are competitive factors in our industry. If our installation services are not satisfactory to our customers, the customers may choose not to use our installation services or they may not license our software in the future. As a result, we would lose licensing and services revenue, and it could harm our reputation.

We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations.

        We may acquire or make investments in companies, products, services and technologies that we believe complement our business and assist us in quickly bringing new products to market. We have limited experience in making acquisitions and investments. As a result, our ability to identify and evaluate prospects, complete acquisitions and properly manage the integration of businesses is relatively unproven. If we fail to properly evaluate and execute acquisitions or investments, it may have a material adverse effect on our business and operating results. In making or attempting to make acquisitions or investments, we face a number of risks, including:

  •
  identifying suitable candidates, performing appropriate due diligence, identifying potential liabilities and negotiating acceptable terms;

  •
  reducing our working capital and hindering our ability to expand or maintain our business, if we make acquisitions using cash;

  •
  the potential distraction of our management, diversion of our resources and disruption of our business;

  •
  retaining and motivating key employees of the acquired companies;

  •
  managing operations that are distant from our current headquarters and operations;

  •
  entering into geographic markets in which we have little or no prior experience;

  •
  competing for acquisition opportunities with competitors that are larger than we are or have greater financial and other resources than we have;

  •
  accurately forecasting the financial impact of a transaction;

  •
  assuming liabilities of acquired companies, including litigation related to the operation of the business prior to the acquisition;

  •
  maintaining good relations with the customers and suppliers of the acquired company; and

  •
  effectively integrating acquired companies and achieving expected synergies.

        In January 2005, we completed the acquisition of Blue Pumpkin Software, Inc. We paid an aggregate of $40 million in cash and issued an aggregate of 2.1 million shares of our common stock in the Blue Pumpkin acquisition. Our senior management is currently focused on integrating the operations, product sets and personnel of Blue Pumpkin into our business and product offerings. The acquisition of Blue Pumpkin significantly expands our operations and, as a result, the integration process could divert the attention of our senior management from our existing operations and other potential business opportunities.

        Our senior management is focusing on retaining key employees and maintaining relationships with Blue Pumpkin's customers and suppliers. We cannot assure you, however, that we will be able to retain key employees or preserve Blue Pumpkin's customer and supplier relationships. Certain customers simply may not want to continue their relationship with the larger combined enterprise.

        If we are not successful in integrating Blue Pumpkin into our operations or are otherwise unable to realize the anticipated synergies of the combined companies, our business may suffer.

If we need additional financing to maintain or expand our business, it may not be available on favorable terms, if at all.

        Although we believe our current cash and borrowing capacity will be sufficient to meet our anticipated cash needs for at least the next 12 months and the foreseeable future, we may need additional funds to expand or meet all of our operating needs. If we need additional financing, we cannot be certain that it will be available to us on favorable terms, or at all. If we raise additional funds by issuing equity securities or convertible debt, the ownership interest of our stockholders could be significantly diluted, and any additional equity securities we issue may have rights, preferences or privileges senior to the rights of our stockholders. Also, the terms of any additional financing we obtain may significantly limit our future financing and operating activities. If we need funds and cannot obtain them on acceptable terms, we may be unable to:

  •
  develop and enhance our software to remain competitive;

  •
  take advantage of future opportunities, such as acquisitions;

  •
  respond to changing customer needs and our competitors' innovations; or

  •
  attract and retain qualified key personnel.

        Any of these events could significantly harm our business and financial condition and limit our growth.

Our inability to source hardware could harm our business.

        A number of customers expect us to source hardware to support the implementation of our software. We are working towards reducing the amount of hardware sales in the future and have transferred the fulfillment of hardware orders to third-party distributors. Thus, we are largely dependent on third parties for the supply of hardware components to our customers. If these hardware distributors experience financial, operational or quality assurance difficulties, or if there is any other disruption in our relationships, we may be required to locate alternative hardware sources. We are subject to the following risks due to our hardware distribution system:

  •
  cancellations of orders due to unavailability of hardware;

  •
  increased hardware prices, which may make our products less attractive; and

  •
  additional development expense to modify our products to work with new hardware configurations.

        Even if we and/or our distributors are successful in locating alternative sources of supply, alternative suppliers could increase prices significantly. In addition, alternative components may malfunction or interact with existing components in unexpected ways. The use of new suppliers and the modification of our products to function with new systems would require testing and may require further modifications, which may result in additional expense, diversion of management attention and other resources, inability to fulfill customer orders or delay in fulfillment, reduction in quality and reliability, customer dissatisfaction, and other adverse effects on our reputation, business and operating results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, operating results and stock price.

        The Sarbanes-Oxley Act of 2002 imposes new duties on us and our executives, directors, attorneys and independent registered public accountants. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our common stock.

Our stock price has been volatile.

        The market price of our common stock has been subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the stock market has experienced significant volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. Any announcement with respect to any adverse variance in revenue or earnings from levels generally expected by securities analysts or investors could have a significant adverse effect on the trading price of our common stock. In addition, factors such as announcements of technological innovations or new products by us, our competitors or third parties, changing conditions in the customer relationship management software market, changes in the market valuations of similar companies, loss of a major customer, additions or departures of key personnel, changes in estimates by securities analysts, announcements of extraordinary events, such as acquisitions or litigation, or general economic conditions may have an adverse effect on the market price of our common stock.

We issued 2.1 million new shares and granted approximately 600,000 options to purchase shares of our common stock, which will result in dilution to our existing stockholders and may cause our stock price to decline.

        As part of the merger consideration in our recent acquisition of Blue Pumpkin, we issued a total of 2.1 million shares of common stock to Blue Pumpkin shareholders, which increased our total outstanding common stock by approximately 8%; we also issued options to purchase approximately 600,000 shares of common stock in connection with the acquisition. The issuance of a significant amount of additional shares of common stock results in dilution to our existing shareholders and reduces our earnings per share, which could negatively affect the market price of our common stock. A significant amount of common stock coming on the market at any given time could result in a decline in the price of our common stock or increased volatility.

Our performance may be negatively affected by macro-economic or other external influences.

        Beginning in 2000, a declining United States economy began to adversely affect the performance of many businesses, especially within the technology sector. We are a technology company selling technology-based solutions with total pricing, including software and services that in some cases exceed $1.0 million. Reductions in the capital budgets of our customers and prospective customers had an adverse impact on our ability to sell our solutions. Until late in 2003, we continued to experience effects from a weak spending environment for information technology in both the United States and Europe, in the form of delayed and cancelled buying decisions by customers for our software, services and hardware, deferrals by customers of service engagements previously scheduled and pressure by our customers and competitors to discount our offerings. If the current improvements now being seen in the general business climate do not continue, this would likely have a material adverse effect on our business.

Government regulation of telephone and Internet monitoring could cause a decline in the use of our software, result in increased expenses for us or subject our customers and us to liability.

        As the telecommunications industry continues to evolve, state, federal and foreign governments (including supranational governmental organizations such as the European Union) may increasingly regulate the monitoring of telecommunications and telephone and Internet monitoring and recording products, such as our software. We believe that increases in regulation could come in the form of a number of different kinds of regulations, including regulations regarding privacy, protection of personal information and employment. For example, the State of California recently enacted the Database Security Breach Act, which requires any business that suffers a computer security breach to immediately notify customers in California if personal information has been compromised. The adoption of any new regulations or changes to existing regulations could cause a decline in the use of our software and could result in increased expense for us, particularly if we are required to modify our software to accommodate these regulations. Moreover, these regulations could subject our customers or us to liability. Whether or not these regulations are adopted, if we do not adequately address the privacy concerns of consumers, companies may be hesitant to use our software. If any of these events occur, it could materially and adversely affect our business.

If we are unable to attract and retain key personnel, our ability to effectively manage and grow our business would suffer.

        Our success greatly depends on our ability to hire, train, retain and motivate qualified personnel, particularly in sales, marketing, research and development, service and support. We face significant competition for individuals with the skills required to perform the services we offer. If we are unable to attract and retain qualified personnel or if we experience high personnel turnover, it could prevent us from effectively managing and expanding our business.

        Our success also depends upon the continued service of our executive officers, particularly our Chairman and Chief Executive Officer, David Gould, and our President and Chief Operating Officer, Nick Discombe. We have employment agreements with Mr. Gould and Mr. Discombe and limited non-compete agreements with most of our other executive officers. However, any of our executive officers and other employees could terminate his or her relationship with us at any time. The loss of the services of our executive officers or other key personnel, particularly if lost to competitors, could materially and adversely affect our business.

Our certificate of incorporation and bylaws, as well as Delaware law, may inhibit a takeover of our company, which could limit the price investors might be willing to pay for our securities.

        Our amended and restated certificate of incorporation and bylaws, as well as Delaware law, contain provisions that might enable our management to resist a takeover of our company. For example, our stockholders cannot take action by written consent or call a special meeting to remove our board of directors. In addition, our directors serve for staggered terms, which makes it difficult to remove all our directors at once. Further, in October 2002, our board of directors approved, and we have implemented, a stockholder rights plan which has the effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors.

        These anti-takeover provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could also limit the price that investors might be willing to pay in the future for our securities.

FORWARD-LOOKING STATEMENTS

        From time to time, information we provide or statements of our directors, officers, or employees may be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Those statements involve numerous risks and uncertainties. Typically, that kind of information or those statements contain the words "believes," "anticipates," "intends," "expects," or similar words. Any information or statements made or incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. The forward-looking statements in this prospectus, and others that we or our representatives make, are based on a number of assumptions and involve risks and uncertainties. Consequently, actual results could differ materially from expectations. A more complete summary of these and other investment risks that may affect our business and results of operations are identified under the caption "Risk Factors" in this prospectus, and any other reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference.

        Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

USE OF PROCEEDS

        The selling stockholders will receive all of the net proceeds from the sales of the securities covered by this prospectus. These stockholders will pay all selling commissions, if any, applicable to the sale of the securities. We will not receive any proceeds from the sale of the securities.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is SunTrust Bank.

SELLING STOCKHOLDERS

        We issued the shares of our common stock covered by this prospectus in a private placement in connection with our acquisition of Blue Pumpkin Software, Inc. in January 2005. The following table sets forth, to our knowledge, certain information about the selling stockholders as of May 23, 2005. None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except as noted below, and except that certain of the selling stockholders have been employed by us since the consummation of the merger. We cannot estimate the amount of our common stock that will be beneficially owned by the selling stockholders after completion of the sales because the selling stockholders may sell all, some or none of the shares of our common stock beneficially owned by them or that may be acquired by the selling stockholders in the open market. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

	Common Stock Beneficially Owned Prior to the Offering(1)
			Common Stock to be Sold in the Offering Shares
Name and Address of Beneficial Owner
	Shares	Percentage(2)
Doron Aspitz	175,260	*	175,260
The Bank of Nova Scotia(3)	131,717	*	131,717
Daniel W. Berger and Shelley M. Samuelson, as Community Property	782	*	782
Brentwood Associates VIII, L.P.(4)	303,046	1.1%	303,046
Brentwood Affiliates Fund II, L.P.(4)	3,479	*	3,479
Owen Brown Enterprises, Ltd.(5)	1,241	*	1,241
Lawrence Owen Brown Family Trust U/D/T dated 10/30/87, Lawrence Owen Brown and Brookes H. Brown, Trustees	620	*	620
C. E. Unterberg, Towbin LLC(6)	3,283	*	3,283
1995 Partners LLC(7)	2,051	*	2,051
C. E. Unterberg, Towbin Capital Partners I, L.P.(7)	26,056	*	26,056
C. E. Unterberg, Towbin Private Equity Partners II, L.P.(7)	16,931	*	16,931
C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.(7)	114,786	*	114,786
Comerica Incorporated(8)	1,956	*	1,956
Conway Family Trust dated 9/25/96, Ronald Conway and Gayle Conway, Trustees	1,241	*	1,241
DRW Investors LLC(9)	20,713	*	20,713
DRW Venture Partners LP(9)	21,953	*	21,953
RBC Capital Markets Corporation(10)	7,881	*	7,881
DLA Piper Rudnick Gray Cary US LLP(11)	535	*	535
GCWF Investment Partners(11)	535	*	535
Alexander Lau	821	*	821
Steven M. Farber Bypass Trust, Cordula U. Kirchgessner, Trustee	692	*	692
Marc A. Friend	4,390	*	4,390
Greater Bay Bancorp(12)	1,956	*	1,956
Thomas B. Halfaker and Susan Marie Halfaker, as Joint Tenants	782	*	782
Hollis Family Limited Partnership III(13)	2,482	*	2,482
Hootnick Family Trust, Laurence R. Hootnick and Bette J. Hootnick, Trustees, dated April 22, 1976	2,346	*	2,346
Karr Family Trust, dated January 6, 1986, Robert M. Karr, Trustee	782	*	782

Cordula U. Kirchgessner Marital Trust, Cordula U. Kirchgessner, Trustee	5,641	*	5,641
Cordula U. Kirchgessner Survivors Trust, Cordula U. Kirchgessner, Trustee	469	*	469
James C. Lim	6,586	*	6,586
Lucent Venture Partners Inc.(14)	50,025	*	50,025
LV Equity Partners SBIC, L.P.(15)	43,906	*	43,906
Ofer Matan	39,120	*	39,120
Lore McGovern	1,241	*	1,241
Glen McLaughlin	1,241	*	1,241
MCP Global Corporation, Ltd.(16)	9,724	*	9,724
Needham Capital Partners III, L.P.(17)	101,436	*	101,436
Needham Capital Partners IIIA, L.P.(17)	10,715	*	10,715
Needham Capital Partners III (Bermuda), L.P.(17)	19,565	*	19,565
NTT Software Corporation(18)	1,641	*	1,641
NTT Leasing Capital (U.S.A.), Inc.(18)	10,422	*	10,422
Nortel Networks, Inc.(19)	32,830	*	32,830
Omron Software Co., Ltd.(20)	2,462	*	2,462
Peng Tsin Ong IRA Rollover	782	*	782
Robert W. Peters & Carolyn H. Peters 1992 Trust UTA 1/10/92, Robert W. Peters and Carolyn H. Peters, Trustees	4,046	*	4,046
Joseph A. Piscopo	2,482	*	2,482
Gerald A. Pogue R-IRA, Guarantee & Trust Co., TTEE FBO	2,327	*	2,327
Mai N. Pogue R-IRA, Guarantee & Trust Co., TTEE FBO	2,327	*	2,327
Susan K. Rho IRA, DB Securities, Inc. CUST FBO	821	*	821
Benjamin M. Rosen	4,965	*	4,965
Saints Capital I, L.P.(21)	154,321	*	154,321
Schuster Revocable Trust DTD 2/10/95, Stewart A. Schuster, Trustee	1,241	*	1,241
Siemens Venture Capital Gmbh(22)	131,718	*	131,718
Mustang Ventures, LLC(22)	45,725	*	45,725
Selby Venture Partners, L.P.(23)	52,595	*	52,595
Selby Venture Partners II, L.P.(23)	43,906	*	43,906
Seligman Technology Venture Fund LLC(24)	39,581	*	39,851
Seligman New Technologies Fund II, Inc.(24)	179,949	*	179,949
Nilesh K. Shah	54,768	*	54,768
Roger V. Smith	1,095	*	1,095
Summit Investors III, L.P.(25)	2,178	*	2,178
Summit Investors IV, L.P.(25)	67,584	*	67,584
Timark L.P.(26)	3,103	*	3,103
Transcosmos USA, Inc.(27)	24,622	*	24,622
TriVentures(28)	4,390	*	4,390
Ellen Unterberg Celli	4,390	*	4,390
Emily Unterberg Satloff	2,195	*	2,195
Margie and Clarence Unterberg Foundation, Inc.	6,586	*	6,586
Thomas I. Unterberg	8,781	*	8,781
Van Wagoner Private Opportunitiees Fund, L.P.(29)	21,953	*	21,953
Harvey A. Wagner	782	*	782

Tom Walker	10,976	*	10,976
ZTP, LLC(30)	4,694	*	4,694
Empower Finance Limited(31)	15,366	*	15,366
Patrick J. Connolly	2,482	*	2,482
John Douglas Steuart	782	*	782
Tamer Capital, L.P.(32)	782	*	782
Total(33)	2,089,636	7.5%	2,089,636

*
Less than one percent

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under securities that are exercisable within 60 days after May 23, 2005 are deemed outstanding for computing the percentage ownership of the person holding the securities but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

(2)
The percentage of shares of common stock held prior to the offering is based on a total of 26,816,919 shares of our common stock outstanding as of March 4, 2005.

(3)
The Bank of Nova Scotia is an SEC reporting company and is traded on the New York Stock Exchange under the symbol "BNS." The Bank of Nova Scotia, indirectly through an affiliated intermediary, holds a controlling interest in, and thus is an affiliate of, Scotia Capital (USA) Inc., a registered broker-dealer. The Bank of Nova Scotia received these shares in the ordinary course of business as consideration in our acquisition of Blue Pumpkin, and has represented to us that at the time of the acquisition it had no plans or proposals, directly or with any other person, to distribute the shares.

(4)
Brentwood VIII Ventures, LLC is the general partner of each of Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund II, L.P. The Chief Financial Officer of Brentwood VIII Ventures, LLC, Ms. Susan Shuster, exercises sole voting and investment power with respect to these shares.

(5)
Lawrence Owen Brown is the chairman, chief executive officer and sole owner of Owen Brown Enterprises, Ltd and has sole voting and investment power with respect to the shares held by that company.

(6)
C. E. Unterberg, Towbin LLC is a registered broker-dealer. As such, this broker-dealer is deemed to be an underwriter of our common stock. We are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by this selling stockholder. Andrew Arno, the managing director and chairman, and James Satloff, the CEO and president, of C. E. Unterberg, Towbin LLC, share voting and investment power with respect to these shares.

(7)
UTCM, LLC is the general partner of C.E. Unterberg, Towbin Capital Partners I, L.P.; and Andrew Arno, the President of UTCM, LLC, exercises sole voting and investment authority with respect to shares owned by C.E. Unterberg, Towbin Capital Partners I, L.P. As to shares owned by C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private

  Equity Partners II-Q, L.P., Thomas Unterberg exercises sole voting and investment authority. 1995 Partners LLC has as its managing members Andrew Arno and Thomas Unterberg, who share voting and investment power with respect to shares owned by it. Each of C.E. Unterberg, Towbin Capital Partners I, L.P.; C.E. Unterberg, Towbin Private Equity Partners II, L.P., C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. and 1995 Partners LLC received these shares in the ordinary course of business as consideration in our acquisition of Blue Pumpkin, and have represented to us that at the time of the acquisition they had no plans or proposals, directly or with any other person, to distribute the shares.

(8)
Comerica Incorporated is an SEC reporting company and is traded on the New York Stock Exchange under the symbol "CMA."

(9)
RBC Capital Investments Holdings (USA) Inc. is the general partner of each of DRW Venture Partners L.P. and DRW Investors LLC. RBC Capital Investments Holdings (USA) Inc. is an affiliate of RBC Capital Markets Corporation, a registered broker-dealer, and is a subsidiary of Royal Bank of Canada, a foreign issuer that is an SEC reporting company and is traded on the New York Stock Exchange under the symbol "Ry." Each of DRW Venture Partners L.P. and DRW Investors LLC received these shares in the ordinary course of business as consideration in our acquisition of Blue Pumpkin, and has represented to us that at the time of the acquisition it had no plans or proposals, directly or with any other person, to distribute the shares.

(10)
RBC Capital Markets Corporation is a registered broker-dealer. As such, this broker-dealer is deemed to be an underwriter of our common stock. We are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by this selling stockholder.

(11)
Francis B. Burch, Jr., Nigel Knowles and Lee I. Miller are the joint CEOs, Terence I. O'Malley and Jeffrey F. Liss are the co-managing partners and Raymond Dearchs is the Chief Financial Officer of DLA Piper Rudnick Gray Cary US LLP, and individually and collectively they have voting and investment power with respect to shares held by that firm. Gray Ware Corporation is the managing partner of GCWF Investment Partners. The Board of Directors of Gray Ware Corporation consists of Gilles Attia, Robert Ayling, T. Knox Bell, Raymond Dearchs, Maureen Dorney, Gregory Gallo, James Koshland, James Montgomery, John Steel, Lawrence Tannenbaum and Andrew Zeif, and individually and collectively they have voting and investment power with respect to shares held by GCWF Investment Partners.

(12)
Robertson C. Jones, Jr. is Executive Vice President and Chief Operating Officer of Cupertino National Bank, a subsidiary of Greater Bay Bankcorp, and exercises all voting and investment power with respect to these shares.

(13)
Donald R. Hollis is the general partner of Hollis Family Limited Partnership III.

(14)
Lucent Venture Partners Inc. is wholly owned by Lucent Technologies, Inc., an SEC reporting company traded on the New York Stock Exchange under the symbol "LU."

(15)
LV GP, L.P. is the general partner of LV Equity Partners SBIC, L.P. LVEP, Inc. is the general partner of LV GP, Inc. Scott Flamm is the President of LVEP, Inc. and exercises all voting and investment power with respect to these shares.

(16)
Mai N. Pogue is the sole director of MCP Global Corporation, Ltd., and exercises all voting and investment power with respect to these shares.

(17)
Needham Capital Management LLC is the general partner of each of Needham Capital Partners III, L.P. and Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda) LLC is the general partner of Needham Capital Partners III (Bermuda), L.P. The managing members of each of Needham Capital Management LLC and Needham Capital Management (Bermuda)

  LLC are George A. Needham, John J. Prior, Jr., Thomas P. Shanahan and John C. Michaelson, and they share voting and investment power with respect to shares held by the three Needham Capital Partners entities named in the table.

(18)
NTT Software Corporation and NTT Leasing Capital (USA), Inc. are wholly owned subsidiaries of Nippon Telephone & Telegraph Corp., an SEC reporting company traded on the New York Stock Exchange under the symbol "NTT."

(19)
Nortel Networks Inc. is a second-tier wholly-owned subsidiary of Nortel Networks Corporation, an SEC reporting company traded on the New York Stock Exchange under the symbol "NT."

(20)
Hiroshi Tatebayashi is the President of Omron Software Co., LTD., and exercises all voting and investment power with respect to these shares.

(21)
Saints Capital I, LLC is the general partner of Saints Capital I, L.P. The managers of Saints Capital I, LLC are David Quinlivan and Ken Sawyer, and they share voting and investment power with respect to shares held by Saints Capital I, L.P. Mr. Sawyer is the controlling stockholder of Saints Advisors, a registered broker-dealer; accordingly, Saints Capital I, L.P. may be deemed to be an affiliate of a registered broker-dealer. Saints Capital I, L.P. received these shares in the ordinary course of business as consideration in our acquisition of Blue Pumpkin, and has represented to us that at the time of the acquisition it had no plans or proposals, directly or with any other person, to distribute the shares.

(22)
Siemens Venture Capital GmbH and Mustang Ventures, LLC are each owned by Siemens AG, an SEC reporting company traded on the New York Stock Exchange under the symbol "SI."

(23)
SVP Management, LLC is the general partner of Selby Venture Partners, L.P., and SVP Management II, LLC is the general partner of Selby Venture Partners II, L.P. The managing directors of SVP Management, LLC are Robert C. Marshall and James R. Marshall, who share voting and investment authority with respect to shares held by Selby Venture Partners, L.P. The Managing Directors of SVP Management II, LLC are Robert and James Marshall and Dougles C. Barry, and they share voting and investment authority with respect to shares held by Selby Venture Partners II, L.P.

(24)
The portfolio management team of each of the Seligman Funds makes investment decisions on behalf of such Funds. The portfolio management team for each of the Seligman Funds includes Lauren Wu, Head of Seligman's Venture Capital Group. With respect to the voting of proxies, proxies for securities held in the portfolios of the Seligman Funds will be received, processed and voted by Seligman pursuant to the guidelines established by Seligman's Proxy Voting Committee, which currently consists of four members including: Seligman's Chief Investment Officer (Chair), Seligman's Chief Financial Officer and Seligman's General Counsel. J. & W. Seligman & Co. Incorporated has two wholly-owned subsidiaries that are limited purpose broker-dealers, thus each of Seligman Technologies Venture Fund LLC and Seligman New Technologies Fund II, Inc. may be deemed to be affiliates of a registered broker-dealer. Each of Seligman Technologies Venture Fund LLC and Seligman New Technologies Fund II, Inc. received these shares in the ordinary course of business as consideration in our acquisition of Blue Pumpkin, and has represented to us that at the time of the acquisition it had no plans or proposals, directly or with any other person, to distribute the shares.

(25)
Walter G. Kortschak is a general partner of Stamps, Woodsum & Co., IV, which is the general partner of Summit Partners IV, L.P. which is the general partner of Summit Investors IV, L.P. and a general partner of Summit Investors III, L.P. Stamps, Woodsum & Co., IV, through a five-person investment committee composed of certain of its members, has voting and investment authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has controlling authority over the shares. The investment committee is a committee of the board of directors of Stamps, Woodsum & Co. IV, whose members are Gregory M. Avis, Peter Y. Chung, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, IV, Joseph F. Trustey, and Stephen G. Woodsum. Members of the investment committee share voting and investment authority with respect to the shares. Each disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Summit Investors III, L.P. and Summit Investors IV, L.P. The address of record Stamps, Woodsum & Co. IV and Summit Investors III, L.P. is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(26)
Frank J. Marshall is the general partner of Timark, L.P. and has sole voting and investment authority with respect to shares held by that firm.

(27)
Transcosmos USA, Inc. is a wholly owned subsidiary of Transcosmos, Inc., a Japanese corporation. The directors of Transcosmos, Inc. are Koki Okuda, Koji Funatsu, Osamu Goto, Masataka Okuda, Toshikazu Tanizawa, Yasuki Matsumoto, Shojiro Takashima and Shinichi Misawa, who share voting and investment power with respect to shares held by that firm.

(28)
James A. Lustig is the president of TriVentures and has sole voting and investment authority with respect to shares held by that firm.

(29)
Garrett Van Wagoner is the general partner of Van Wagoner Private Opportunities Fund, L.P. and has sole voting and investment authority with respect to shares held by that firm.

(30)
Andrew R. Zinsmeyer is the manager of ZTP, LLC., and has sole voting and investment authority with respect to shares held by that firm

(31)
Alex Lau is a Director and the controlling person of Empower Finance Limited, and has sole voting and investment authority with respect to shares held by that firm.

(32)
Tamer Capital, L.P., is owned and controlled by Ford George Tamer and Rula Tamer, who share all voting and investment power with respect to these shares.

(33)
Total shares in this table are less than 2,100,000, due to the elimination of fractional shares for cash and due to the non-participation of certain shareholders in this offering. Shareholders who received shares in the Blue Pumpkin aquisition but are not listed above have been advised that they may not sell their shares in this offering, nor may they sell or otherwise transfer them unless they are registered or exempt from registration.

PLAN OF DISTRIBUTION

        We are registering the securities on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, transferees or other successors in interest selling securities received from a selling stockholder after the date of this prospectus. We will receive no proceeds from the sale of the securities.

        The selling stockholders acquired these securities on or after January 24, 2005 in connection with the consummation of Witness Systems' acquisition of Blue Pumpkin Software, Inc. Pursuant to the Merger Agreement, 10% of the aggregate consideration, including 10% of the shares issued to the selling stockholders, will be held in escrow until January 24, 2006, unless extended in the case of pending claims that are brought against the escrow fund within the one year period following the closing of the transaction. We are registering all the securities issued in the transaction, including the shares held in escrow; however, the selling stockholder will not be able to sell the portion of such selling stockholder's shares which are held in escrow until such time as they are released from escrow.

        Upon effectiveness of this registration statement, each of the selling stockholders may sell such selling stockholder's securities (other than the shares held in the 10% escrow established pursuant to the merger agreement which may not be sold unless and until released from the escrow to the selling stockholders) in the public market through any means described below. Any selling stockholder may offer any of such selling stockholder's securities at various times in one or more of the following transactions (which may include block transactions):

  •
  in one or more exchanges or over-the-counter transactions in accordance with the rules of the NASDAQ Stock Market;

  •
  in private transactions other than exchange or over-the-counter market transactions;

  •
  through short sales, put and call option or other derivative transactions, although neither Witness Systems nor any of the selling stockholders concedes that any such transactions would constitute a sale of the securities for purposes of the Securities Act;

  •
  through brokers or dealers (who may act as agent or principal) who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of securities for whom they may act as agent or to whom they sell as principal, or both (which compensation as to a particular dealer or agent might be in excess of customary commissions);

  •
  directly to one or more purchasers;

  •
  through agents;

  •
  through distribution by a selling stockholder or its successor in interest to its members, partners or shareholders;

  •
  in negotiated transactions;

  •
  by pledge to secure debts and other obligations; or

  •
  in a combination of such methods.

        A selling stockholder also may resell all or a portion of such selling stockholder's securities in open market transactions in reliance upon Rule 144 under the Securities Act provided it meets the criteria and conforms to the requirements of Rule 144.

        A selling stockholder may enter into hedging transactions with broker-dealers, agents or other financial institutions. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale. Broker-dealers, agents or other financial institutions may also engage in short sales of the securities in the course of hedging the positions they assume with a selling stockholder. A selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or their financial institution of the securities offered hereby, which securities such broker-dealer or their financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        A selling stockholder may offer and sell securities other than for cash. In such event, any required details of the transaction will be set forth in a prospectus supplement.

        The selling stockholders and any broker-dealers or agents that participate in the distribution of securities may be deemed to be underwriters, and any profit on the sale of securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. RBC Capital Markets Corporation, and C. E. Unterberg, Towbin LLC, selling stockholders, are each a registered broker-dealer, and thus are each deemed to be an "underwriter" within the meaning of the Securities Act. These selling stockholders thus will be subject to the prospectus delivery requirements of the Securities Act, and any commissions received by them and any profit on the resale of shares will be deemed to be underwriting compensation. We are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stability transactions involving the purchase or distribution of these securities by any of these selling stockholders. If we are advised that an underwriter has been engaged with respect to the sale of any securities offered hereby, or in the event of any other material change in the plan of distribution, we will cause appropriate amendments to the registration statement of which this prospectus forms a part to be filed with the SEC reflecting such engagement or other change. See "Where You Can Find More Information."

        The securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at market prices prevailing at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling stockholders or by agreement between the selling stockholders and broker-dealers or agents.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of securities may not simultaneously engage in market-making activities with respect to such securities for a period of nine business days prior to the commencement of such distribution and ending upon the completion of such distribution. In addition to and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the securities by the selling stockholders. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We will bear all costs, expenses and fees in connection with the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants. The selling stockholders will pay any discounts, concessions, commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the securities.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act, and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. In addition, the periodic reports, proxy statements and other information that we file with the Securities and Exchange Commission are available on the company's website, http://www.witness.com.

        This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC's rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

        Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the complete contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005;

  •
  Amendment No. 2 to our current report on Form 8-K/A, filed with the SEC on April 13, 2005, which amended in its entirety Amendment No. 1 to our current report on Form 8-K/A, filed with the SEC on April 11, 2005 and our current report on Form 8-K filed with the SEC on January 27, 2005;

  •
  our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 10, 2005.

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on February 4, 2000, including any amendment or report filed for the purpose of updating such description.

        We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering; provided, however, that we are not incorporating any information furnished under Item 9 or Item 12 (prior to August 23, 2004) or Item 2.02 or Item 7.01 of any Current Report on Form 8-K (unless otherwise indicated).

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Witness Systems, Inc., 300 Colonial Center Parkway, Roswell, Georgia 30076 (telephone (770) 754-1900). The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

LEGAL MATTERS

        The validity of the securities offered hereby has been passed upon for us by Morris, Manning & Martin, LLP, Atlanta, Georgia. Members of Morris, Manning & Martin, LLP hold an aggregate of 2,000 shares of our Common Stock.

EXPERTS

        The consolidated financial statements and schedule of Witness Systems, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Blue Pumpkin Software, Inc. and subsidiaries as of May 31, 2003, and for the year ended May 31, 2003, the five month period ended May 31, 2002, and the year ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the company's accounting for goodwill in 2002.

        The consolidated financial statements of Blue Pumpkin Software, Inc. and subsidiaries as of May 31, 2004 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement (all of which will be borne by us). All of the amounts shown are estimated, except the SEC registration fee.

Securities and Exchange Commission registration fee	$4,202
Legal fees and expenses	$42,000
Accounting fees and expenses	$25,000
Miscellaneous expenses	$15,000

Total	$86,202

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our Certificate of Incorporation as amended and restated, provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the Delaware General Corporation Law (the "DGCL") and that we may indemnify our officers, employees and agents to the fullest extent permitted under the DGCL.

        Our Bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under the DGCL and that we must advance all reasonable expenses incurred in a proceeding in which a director was either a party or a witness because he or she was a director. We have entered into indemnification agreements with our directors and certain of our officers that provide indemnification similar to that provided in the Bylaws.

        The DGCL provides that, in general, a corporation may indemnify an individual who is or was a party to any proceeding (other than action by, or in the right of, such corporation) by reason of the fact that he or she is or was a director of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the DGCL provides that, in general, a corporation may indemnify an individual who was or is a party to any such proceeding by reason of the fact that he or she is or was a director of the corporation against reasonable expenses incurred in connection with such proceeding, if it is determined that the director has met the relevant standard of conduct. To the extent that any directors are successful on the merits or in the defense of any of the proceedings described above, the DGCL provides that a corporation is required to indemnify such officers or directors against reasonable expenses incurred in connection therewith. The DGCL further provides, in general, for the advancement of reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation (1) a written affirmation of his good faith belief that he or she has met the standard of conduct under the DGCL or that the proceeding involves conduct for which liability has been eliminated under the corporation's articles of incorporation; and (2) a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification. In addition, the DGCL provides for the indemnification of officers, employees and agents in certain circumstances.

        Our Certificate of Incorporation, as amended and restated, provides that our directors will not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty as a director, except if the director:

  (1)
  is liable under Section 174 of the DGCL;

  (2)
  has breached the director's duty of loyalty to us or our stockholders;

  (3)
  has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law; or

  (4)
  has derived an improper personal benefit.

        If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors will be so further limited to the greatest extent permitted by Delaware law. We maintain a directors' and officers' liability insurance policy, which provides coverage against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Additionally, we have entered into an agreement with each of our directors pursuant to which we have agreed to indemnify each director to the full extent permitted by the DGCL.

ITEM 16.    EXHIBITS.

        Those exhibits listed on the Exhibit Index following page II-4 are incorporated herein as part of this registration statement.

ITEM 17.    UNDERTAKINGS.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities being offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) of this paragraph do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 27, 2005.

WITNESS SYSTEMS, INC.
By:	/s/ DAVID B. GOULD David B. Gould Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ DAVID B. GOULD David B. Gould	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 27, 2005
* William F. Evans	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	June 27, 2005
* Dan J. Lautenbach	Director	June 27, 2005
* Thomas J. Crotty	Director	June 27, 2005
* Peter F. Sinisgalli	Director	June 27, 2005
* Joel G. Katz	Director	June 27, 2005
* Terrence H. Osborne	Director	June 27, 2005
* Tom Bishop	Director	June 27, 2005
*By:	/s/ DAVID B. GOULD David B. Gould Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Merger Agreement and Plan of Reorganization by and among Witness Systems, Inc., Baron Acquisition Corporation, Blue Pumpkin Software, Inc., and, solely with respect to Article VIII and Article IX, Laurence R. Hootnick as Shareholder Agent and The U.S. Stock Transfer Corporation as Depository Agent dated December 16, 2004 (incorporated by reference from Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the SEC on January 27, 2005)
5.1	Opinion of Morris, Manning & Martin, LLP (previously filed)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Grant Thornton LLP
23.4	Consent of Morris, Manning & Martin, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
ACQUISITION OF BLUE PUMPKIN SOFTWARE
THE COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX